UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(RULE 13d-102)


Under the Securities Exchange Act of 1934
(Amendment No.   0 )*


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Seneca Foods Corporation
(Name of Issuer)


Common Stock
(Title of Class of Securities)


817070501
(CUSIP Number)


April 30, 2005
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: Seneca Foods Corporation		CUSIP No.: 817070501

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Arnhold and S. Bleichroeder Advisers, LLC
	Tax ID # 57-1156902

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER - 578,000 shares of common stock (which
	includes preferred stock convertible into 207,290 shares of common stock)

6	SHARED VOTING POWER -  0

7	SOLE DISPOSITIVE POWER - 578,000 shares of common stock
	(which includes preferred stock convertible into 207,290 shares of common stock)

8	SHARED DISPOSITIVE POWER - 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	578,000 shares of common stock (which includes preferred stock convertible into 207,290 shares of common stock)

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	13.90%

	*If the preferred stock was converted.


12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G

Issuer: Seneca Foods Corporation		CUSIP No.: 817070501


ITEM 1

(a)	Name of Issuer:
	Seneca Foods Corporation


(b)	Address of Issuer's Principal Executive Offices:

	3736 South Main Street
	Marion, NY 14505

ITEM 2

(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Common Stock


(e)	CUSIP Number: 817070501

SCHEDULE 13G

Issuer: Seneca Foods Corporation 		CUSIP No.: 817070501


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer:  Seneca Foods Corporation 		CUSIP No.: 817070501

ITEM 4.	Ownership.



ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	Arnhold and S. Bleichroeder, LLC (ASB), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940,
	is deemed to be	the beneficial owner of 578,000 shares of the Common
	Stock (which includes preferred stock convertible into 207,290 shares of Common Stock) or 13.90% of the Common Stock believed to be outstanding as a result of acting as investment advisor to various clients. Clients of ASB have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The First Eagle U.S. Value Fund, a registered investment Company for which ASB acts as investment adviser, may be deemed to beneficially own more than 5% of the Company's Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THESECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G

Issuer: Seneca Foods Corporation			CUSIP No.: 817070501



ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 5, 2007

Signature:	/s/ Mark Goldstein

Name/Title:	Mark Goldstein, Senior Vice President


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